SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of October 2006
BANCOLOMBIA S.A.
(Translation of Registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☑	Form 40-F	☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
This Report on Form 6-K shall be incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 001-32535).

SIGNATURE

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: October 11, 2006	By	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance

UNCONSOLIDATED NET INCOME OF PS 25,399 MILLION IN SEPTEMBER
TOTALING PS 393,886 MILLION FOR THE FIRST NINE MONTHS OF 2006 *
Medellín, COLOMBIA. October 11, 2006
BANCOLOMBIA reported unconsolidated net income of Ps 25,399 million during the past month of September, accumulating Ps 393,886 million for the first nine months of 2006.
During September, total net interest income, including investment securities amounted to Ps 143,525 million. Additionally, total net fees and income from services totaled in the month Ps 44,422 million.
Total assets amounted to Ps 25.21 trillion in September 2006, total deposits totaled Ps 16.08 trillion and BANCOLOMBIA’s total shareholders’ equity amounted to Ps 3.20 trillion.
This month the Bank sold government securities (TES) to the National Treasury (Dirección General del Tesoro Nacional) amounting to approximately Ps. 586,000 million. In addition, as permitted by law, debt securities amounting to Ps. 177,000 million were reclassified from “Available for Sale” to “Trading”.
BANCOLOMBIA’s (unconsolidated) level of past due loans as a percentage of total loans was 2.34% as of September 30, 2006, and the level of allowance for past due loans was 146.00%.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian Financial System in September 2006 was as follows: 17.9% of total deposits, 22.4% of total net loans, 18.4% of total savings accounts, 20.4% of total checking accounts and 17.9% of total time deposits.

*	This report corresponds to the unconsolidated financial statements of BANCOLOMBIA, giving effect to the merger. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia, is stated in nominal terms and has not been audited. All growth rates mentioned herein are not adjusted for inflation.

Contacts
Sergio Restrepo	Jaime A. Velásquez	Mauricio Botero
Executive VP	Financial VP	IR Manager
Tel.: (574) 5108668	Tel.: (574) 5108666	Tel.: (574) 5108866

September 2006

BANCOLOMBIA S.A.				Growth
BALANCE SHEET		As of		Month	Annual
(Ps Millions)	Sep-05	Aug-06	Sep-06%		%

ASSETS
Cash and due from banks	866,591	1,053,492	1,417,398	34.54%	63.56%
Overnight funds sold	68,944	23,746	39,554	66.57%	-42.63%
Total cash and equivalents	935,535	1,077,238	1,456,952	35.25%	55.73%

Debt securities	6,024,510	4,556,902	4,002,437	-12.17%	-33.56%
Trading	3,701,030	1,819,818	2,008,523	10.37%	-45.73%
Available for Sale	1,360,557	1,490,744	1,166,161	-21.77%	-14.29%
Held to Maturity	962,923	1,246,340	827,753	-33.59%	-14.04%
Equity securities	930,966	922,509	922,094	-0.04%	-0.95%
Trading	133,574	2,834	2,845	0.39%	-97.87%
Available for Sale	797,392	919,675	919,249	-0.05%	15.28%
Market value allowance	-37,729	-39,548	-39,548	0.00%	4.82%
Net investment securities	6,917,747	5,439,863	4,884,983	-10.20%	-29.38%

Commercial loans	9,492,854	12,444,342	12,636,451	1.54%	33.12%
Consumer loans	1,999,904	2,386,689	2,466,936	3.36%	23.35%
Small business loans	98,620	92,974	94,532	1.68%	-4.15%
Mortgage loans	1,475,421	1,863,601	1,970,598	5.74%	33.56%
Allowance for loans and financial leases losses	-586,765	-562,659	-584,401	3.86%	-0.40%
Net total loans and financial leases	12,480,034	16,224,947	16,584,116	2.21%	32.89%

Accrued interest receivable on loans	153,038	179,105	176,424	-1.50%	15.28%
Allowance for accrued interest losses	-11,433	-7,613	-7,505	-1.42%	-34.36%
Net total interest accrued	141,605	171,492	168,919	-1.50%	19.29%

Customers’ acceptances and derivatives	94,139	152,612	128,997	-15.47%	37.03%
Net accounts receivable	152,396	211,884	218,702	3.22%	43.51%
Net premises and equipment	344,639	365,060	364,470	-0.16%	5.75%
Foreclosed assets	36,096	19,261	23,185	20.37%	-35.77%
Prepaid expenses and deferred charges	9,345	37,731	29,551	-21.68%	216.22%
Goodwill	56,621	49,382	47,077	-4.67%	-16.86%
Other	173,560	547,697	578,341	5.60%	233.22%
Reappraisal of assets	678,162	686,919	726,297	5.73%	7.10%

Total assets	22,019,879	24,984,086	25,211,590	0.91%	14.49%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	2,806,772	3,422,212	3,461,152	1.14%	23.31%
Checking accounts	2,433,865	3,134,287	3,135,895	0.05%	28.84%
Other	372,907	287,925	325,257	12.97%	-12.78%

Interest bearing	10,647,091	12,438,858	12,620,917	1.46%	18.54%
Checking accounts	191,186	269,778	240,404	-10.89%	25.74%
Time deposits	3,179,636	3,452,220	3,680,652	6.62%	15.76%
Savings deposits	7,276,269	8,716,860	8,699,861	-0.20%	19.56%

Total deposits	13,453,863	15,861,070	16,082,069	1.39%	19.53%
Overnight funds	539,117	1,662,025	1,484,188	-10.70%	175.30%
Bank acceptances outstanding	56,584	73,165	77,527	5.96%	37.01%
Interbank borrowings	1,376,618	1,284,543	1,260,197	-1.90%	-8.46%
Borrowings from domestic development banks	874,960	800,322	787,393	-1.62%	-10.01%
Accounts payable	722,305	576,447	722,420	25.32%	0.02%
Accrued interest payable	133,028	121,572	122,387	0.67%	-8.00%
Other liabilities	197,676	226,562	247,884	9.41%	25.40%
Bonds	1,292,140	925,311	891,868	-3.61%	-30.98%
Accrued expenses	319,492	312,078	339,764	8.87%	6.35%

Total liabilities	18,965,783	21,843,095	22,015,697	0.79%	16.08%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	363,914	363,914	363,914	0.00%	0.00%

Retained earnings	1,415,800	1,597,430	1,622,829	1.59%	14.62%
Appropiated	861,300	1,228,943	1,228,943	0.00%	42.68%
Unappropiated	554,500	368,487	393,886	6.89%	-28.97%

Reappraisal and others	1,180,111	1,169,820	1,208,358	3.29%	2.39%
Gross unrealized gain or loss on debt securities	94,271	9,827	792	-91.94%	-99.16%

Total shareholder’s equity	3,054,096	3,140,991	3,195,893	1.75%	4.64%
Total liabilities and shareholder’s equity	22,019,879	24,984,086	25,211,590	0.91%	14.49%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps Millions)	Sep-05	Sep-06%		Aug-06	Sep-06%

Interest income and expenses
Interest on loans	1,303,544	1,357,502	4.14%	164,994	169,630	2.81%
Interest on investment securities	544,594	80,588	-85.20%	51,534	39,082	-24.16%
Overnight funds	15,830	20,157	27.33%	2,483	2,025	-18.45%
Total interest income	1,863,968	1,458,247	-21.77%	219,011	210,737	-3.78%

Interest expense
Checking accounts	4,390	5,752	31.03%	665	613	-7.82%
Time deposits	212,305	160,220	-24.53%	18,184	19,464	7.04%
Savings deposits	178,716	183,717	2.80%	23,577	24,063	2.06%
Total interest on deposits	395,411	349,689	-11.56%	42,426	44,140	4.04%

Interbank borrowings	35,021	80,244	129.13%	7,354	7,461	1.45%
Borrowings from domestic development banks	55,853	42,521	-23.87%	4,610	4,360	-5.42%
Overnight funds	36,358	46,046	26.65%	6,141	5,379	-12.41%
Bonds	86,864	59,498	-31.50%	5,922	5,872	-0.84%
Total interest expense	609,507	577,998	-5.17%	66,453	67,212	1.14%

Net interest income	1,254,461	880,249	-29.83%	152,558	143,525	-5.92%
Provision for loan and accrued interest losses, net	(107,430)	(141,713)	31.91%	(17,255)	(25,776)	49.38%
Recovery of charged-off loans	43,927	46,028	4.78%	3,630	6,338	74.60%
Provision for foreclosed assets and other assets	(47,831)	(19,824)	-58.55%	(1,886)	122	-106.47%
Recovery of provisions for foreclosed assets and other assets	30,047	61,066	103.23%	1,396	754	-45.99%

Total net provisions	(81,287)	(54,443)	-33.02%	(14,115)	(18,562)	31.51%
Net interest income after provision for loans and accrued interest losses	1,173,174	825,806	-29.61%	138,443	124,963	-9.74%

Commissions from banking services and other services	44,757	60,010	34.08%	7,489	6,294	-15.96%
Electronic services and ATM’s fees, net	78,771	64,839	-17.69%	7,170	7,468	4.16%
Branch network services, net	35,643	40,296	13.05%	4,824	4,767	-1.18%
Collections and payments fees, net	41,683	51,566	23.71%	6,141	5,737	-6.58%
Credit card merchant fees, net	7,387	5,994	-18.86%	281	670	138.43%
Credit and debit card fees, net	152,967	180,184	17.79%	21,736	18,714	-13.90%
Checking fees, net	40,939	44,511	8.73%	5,300	4,981	-6.02%
Check remittance, net	7,723	8,337	7.95%	952	909	-4.52%
International operations, net	18,017	20,483	13.69%	2,668	2,304	-13.64%
Total fees and other service income	427,887	476,220	11.30%	56,561	51,844	-8.34%

Other fees and service expenses	(34,498)	(55,542)	61.00%	(6,399)	(7,422)	15.99%
Total fees and income from services, net	393,389	420,678	6.94%	50,162	44,422	-11.44%

Other operating income
Net foreign exchange gains	(63,263)	103,040	-262.88%	(570)	3,893	-782.98%
Forward contracts in foreign currency	124,064	(26,367)	-121.25%	7,247	(6,867)	-194.76%
Gains on sales of investments on equity securities	—	43,128	*	—	—	0.00%
Dividend income	99,997	128,571	28.57%	—	—	0.00%
Communication, rent payments and others	1,255	1,189	-5.26%	140	128	-8.57%
Total other operating income	162,053	249,561	54.00%	6,817	(2,846)	-141.75%

Total income	1,728,616	1,496,045	-13.45%	195,422	166,539	-14.78%
Operating expenses
Salaries and employee benefits	378,088	404,571	7.00%	45,686	46,338	1.43%
Bonus plan payments	12,016	12,076	0.50%	2,692	3,363	24.93%
Compensation	5,849	2,683	-54.13%	159	313	96.86%
Administrative and other expenses	505,901	474,024	-6.30%	56,620	57,539	1.62%
Deposit security, net	37,695	41,638	10.46%	5,947	5,068	-14.78%
Donation expenses	410	156	-61.95%	29	25	-13.79%
Depreciation	48,870	56,258	15.12%	6,039	7,698	27.47%
Total operating expenses	988,829	991,406	0.26%	117,172	120,344	2.71%

Net operating income	739,787	504,639	-31.79%	78,250	46,195	-40.96%
Merger expenses	30,576	26,303	-13.98%	5,232	6,981	33.43%
Goodwill amortization	16,986	18,900	11.27%	2,305	2,304	-0.04%
Non-operating income (expense)
Other income	34,605	133,866	286.84%	2,417	3,155	30.53%
Other expense	(55,089)	(110,614)	100.79%	(10,858)	(9,631)	-11.30%
Total non-operating income	(20,484)	23,252	-213.51%	(8,441)	(6,476)	-23.28%
Income before income taxes	671,741	482,688	-28.14%	62,272	30,434	-51.13%
Income tax expense	(117,241)	(88,802)	-24.26%	(15,289)	(5,035)	-67.07%

Net income	554,500	393,886	-28.97%	46,983	25,399	-45.94%